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Minimum Investment:**$500**

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WELLHUB

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INVESTMENT TERMS

Legal Issuer Name: Wellhub Inc.

Minimun Funding Goal: $300000

Maximum Funding Goal: $1070000

Project Publish Date: Inv NaN, NaN

PROJECT SUMMARY



Wellhub is an innovative upstream technology solution designed to help oil and gas operators cut costs and improve the speed and efficiency of operations by connecting all applications, data, and devices onto one streamlined platform allowing effortless, data-driven decisions.

PROJECT DESCRIPTION

Lower oils prices over the past several years have forced oil and gas exploration and production companies into an "evolve or die" position requiring them to re-evaluate the way they have traditionally managed operations. Savvy operators realize that they must leverage the most cutting edge technologies to make data-driven decisions if they are going to compete.

Most operators are struggling with the enormous task of preparing, analyzing, and integrating data, systems, and business units across their organizations. The majority of time and energy is spent on the collection, movement, and management of data rather than actual analysis. Wellhub solves this problem by providing a fully integrated and streamlined solution making effortless, data-driven decisions possible at the touch of a button.





Data cleansing and preparation times take 50-80% of development time and costs.

Spend time creating actionable insights Minimize the "lost opportunity costs"

Wellhub is committed to providing our customers with actionable insights designed to drive efficiencies across the entire lifecycle of a well. A few examples include the utilization of Wellhub to identify new ways to optimize production, cut OPEX & reduce downtime.

Our platform revolutionizes that way that operators interact with and manage data, converting standard upstream workflows from complex and inefficient systems like this:



Manual Input
Manual Data Entry
Laptops
Upload Volumes
eLynx
Flow-Cal
Volumes
PRAMSplus
Field Data Capture
Daily Volumes
Allocations
Well test
State Reporting
Partner Reports
OFM
Reporting DB
Well Completion Master
NRI, Volumes
Adhoc rpts
vols, test, downtime
Access
Region C Portal
Docs, Drilling Reports, Production
Region E Capital Tracking
Imaging
AP invoicing
Horizon
GL, AP, AR,
Fixed Assets
Joint Venture Accounting
Revenue Accounting
Access
Horizon data
Adhoc/MS queries/ canned reports
Horizon Data for LOE
Region C Monthly LOE / Capital Perf.
LOE / LOS
Flash Reports
Budget / Planning
Financial Plan
Operations Plan
G&A, Hedge Plan
(spreadsheet based)
Marketing
Contracts, Nominations
HSE
Web based
Executive Rpts (Monthly)
Operations Close
Final Close
AFE Tracker
AFE Development
Routing / Approval
(spreadsheet based)
AFE reports
AFE creation
CapEx
Actuals, AFE status
Actual, Accruals
Wells, Interests
Financial Analysis
Budget, Forecast, Actual, Accruals
Region C LOE/LOS
Region A LOE/LOS
Region E LOE/LOS
Region D LOE/LOS
Region A Spread Marts
Region A AEM
Region A Monthly Capital
PHDWin / RMS
Reserves
Economic Modeling
Reserves (bi annual)
Drilling Metrics
Cross System Views
Well Activity
WellView
Daily Drilling Activity
Estimated Cost
Access
Reserves
Quorum - Land
Lease
Joint Operating Agreements
Region A Monthly Capital Report
Region E Scorecard
Lease Operating Reporting
IHS, 3rd party data
RigView
Rig & Well Project Schedules
Drilling Schedule
Well View reports
Custom reports
Region D Reserves
Report on Capital projects
LEGEND
Corp System
Corp Report
Region A
Region D
Region B
Region C
Region E
Manual Data Movement
Automated Interface

...into a single, modern, fully integrated platform that is easy to understand and use.

Meet Wellhub

How Does it Work?

Wellhub makes it possible to create an ideal software ecosystem customized for the needs of any company by connecting existing systems to Wellhub and adding additional features through the use of Wellhub's built-in applications.

Example: Standard Oil is currently using P2 for production, OGSYS for production accounting & Enertia for land. They can choose which of these they would like to integrate into Wellhub and which they would like to replace with our Apps.

The real magic happens once other applications are integrated with Wellhub.

Automate Workflows

Wellhub moves data between apps automatically so you can focus on your most important work and let Wellhub handle the details.

Data Studies

Studies provide you with real-time data discovery and visualization to help you make better and faster decisions across the entire lifecycle of your wells, and can answer questions like:

* What can we expect from new and existing wells given the application of advanced recovery and lifting techniques?

* What are the underperforming wells, and what are the most appropriate corrective actions?

* How can we reduce unplanned downtime?

* Which wells are economical in today's market conditions?

* Which wells make the most sense to divest?




Pilot Program

We recently entered into a LOI for a Pilot Program with Murex Petroleum, a forward-thinking operator who is looking for innovative technology to help drive business value.

Business Model

Wellhub is a Software as a Service (SaaS). Our clients pay a base monthly fee to use the platform, integrations, and apps. Implementation fees are billed hourly, and data storage fees apply.

The Team

The Wellhub team has a combined 35 years of experience in oil and gas software / data.



CEO - Jacob Corley

Jake has been the CEO of Wellhub Inc. since its inception in March 2017. He has a deep understanding of the oil and gas industry. Prior to his position at Wellhub, Jake co-founded a tech startup in upstream oil and gas, GDS Ware, in 2013, which he ran until August 2016. He also hosts the most popular oil and gas podcast in the industry, "Oil & Gas This Week," which he has done since 2016.

CTO - Mark Zarzour has designed and managed enterprise systems for 8 large E&P's over the last 20 years. He holds a BS & MS in Mechanical Engineering from Texas A&M, is a Pi Tau Sigma Engineering Honors Society, Lifetime Member. He also founded the Houston React Developers.





Sparsh Varma worked at Merrick Systems from 2011 until it's acquisition by P2 Energy Systems in 2013. Since then, he's worked as a Production Systems Analyst at Linn Energy and Carrizo Oil & Gas. He holds a BS in Management of Information Systems & an MBA in Management from University of Houston.

VIEW THE PITCH DECK



Q&A

Why did you start Wellhub?



We started Wellhub out of frustration. It was clear to us that there was an industry wide problem with managing data. Software companies in this space we're focused on creating very specific software that catered individuals within the company rather than the organization as a whole. This has only contributed to the problem over time. Oil & Gas operators are collecting more data than ever before but aren't able to truly unharness the potential of that data until they can actually access it properly. 97% of all E&P data collected today is never actually used. We decided to leverage our 35 years of experience in oil and gas software to build the best platform available to operators today.

Why should I invest?

The "Digital Oilfield" is currently a $31 billion dollar market and will continue to grow.   (Source: ogfj.com)

Most, if not all, E&P's are experiencing the problems we are solving. Wellhub could help them dramatically increase operational efficiency. They would be able to optimize their existing operations and make effortless data-driven decisions moving forward. (Source: rigzone.com)

The industry is finally starting to realize it needs to embrace new tech. More than 7 out of 10 industry executives surveyed by Accenture and Microsoft said they plan to spend more or significantly more on digital over the next three to five years. Nearly 40 percent said they're worried about falling behind peers if they don't continue to invest in digital. (Souce: oilprice.com)

Our executive team has 35 years combined experience in oil and gas software and our CEO has previously co-founded another successful oil and gas tech startup. We truly understand the market and the needs of our customers.

There have been multiple notable oil and gas software exits over the past 4 years ranging from $130mm to $780mm.

What problems are you actually solving?

97% of data collected by E&P's today is never used.

Engineers spend 50-80% of their time acquiring and preparing data rather than actually analyzing and taking action on it.

Wellhub gives E&P's a single location to find and quickly analyze any piece of data in order to help them make effortless data-driven decisions moving forward.

How does Wellhub make money?

Wellhub is a Software as a Service (SaaS). Our clients pay a base monthly fee to use the platform, integrations and apps.

Implementation fees on a case by case basis depending on scope.

More monetization opportunities in later phases via addition apps within the platform.

I don't know anything about upstream oil and gas. Can you explain it to me?

Here's a great link that covers a lot of questions about the industry: https://www.psac.ca/business/industry-overview/

Why would an E&P use Wellhub?

Wellhub acts as a centralized OS to help them connect all corners of their data into a single place to manage and analyze their information.

Wellhub solves the problems with companies not having true visibility into their operations. By providing them with the transparency they need, they can make more informed decisions about capital expenditures, economic viability of a well and so on.

The second advantage is that we allow companies to run a leaner organization. We accomplish this by reducing duplicate data entry and redundant reconciliation between data. These processes are tedious and consume a significant amount of the time. By eliminating this, companies can essentially do more, with less.

Lastly, no two operators run their operations exactly the same. We kept this in mind when building Wellhub to make sure the entire system is easily configurable. This allows our clients to run their business the way they would like. This level and ease of configurability is unparalleled in this industry.

What apps will eventually be built into Wellhub?

Production Manager, Field Data Capture, Asset Manager, Land Manager, Drilling / Completions / Workovers Manager, Accounting Manager, Economic Analysis, AFE Manager, and Rig Manager.

How is Wellhub's technology different from what's currently on the market?

Wellhub is built on open technologies such as Node.js, React.js and GraphQL. The latter two being open-sourced by Facebook in the last 5 years.



No competing platforms currently utilize open source technology. Open source software is essentially crowdsourced. As a result, it has benefits - cost, flexibility, freedom, security, and accountability - that are unsurpassed by proprietary software solutions. OSS also has long-term viability and is always on the cutting-edge of technology. It's created and supported by a worldwide community of organizations and individual developers, many of whom also live by open source values like collaboration and volunteerism.

Who are your competitors? How are you different?

Legacy Systems- These are systems that we will integrate with in the early stages but eventually begin to displace as we begin to develop more Wellhub apps within the platform. All of these have been around for quite some time. They're mature products, but at the same time - built on older technologies i.e. suffer from technological limitations. These products still maintain a good amount of market share, but based on our personal experience in the sector and feedback we've gathered, most companies are displeased with their capabilities / limitations / support.

Seven Lakes is going to be our biggest competitor. It appears that they're slowly working towards the same vision. This competition is good as it'll only make us better. If anything it validates our business model and vision.

Neofirma has had a hard time gaining market share. What I've gathered from people who have been exposed to their system is that it's rather old school and built upon older technologies. I would assume it's a system that is similar to existing legacy systems and therefore most operators don't see a reason to switch to their platform.

Other competitors include: P2's suite of products, IHS Field Direct & Production Explorer, Enertia, and Quorum.

How big is the market?

Software in the Digital Oilfield is projected to be a $30.7b market by 2020. (Source: ogfj.com)

Ideal Customers - Top 100 Private Operators & Top 100 Public Operators.

E&P's with at least 50 operated wells and/or are producing at least 500 BOEPD - Roughly 4000 E&P's in the US.

Wellhub is built in a way that we will not be limited to just US companies, but it's smart to focus on the US market first.

Why is now the time?

The downturn in oil prices has forced the industry is accept the fact that it needs to change. Other industries have already been rapidly transformed by digital technologies and the oil and gas industry can no longer sit on the sidelines of the digital age. In the midst of this technology revolution, the oil and gas industry industry is also in the process of transitioning from the old guard to a younger more tech-savvy generation that embraces technological innovations in both their work and personal lives. Our research and experience in the industry has shown us that no product currently exists in the market that truly solves the problems facing the industry. Wellhub's solution will revolutionize the upstream oil and gas industry.

How do you as an investor make a return on your money?

As an investor, you'll make an initial return once the note is converted to equity at our next round of funding. If we are acquired, that is when you'll make the most on your money.

How did you come to a $3m pre-money valuation?

There is no industry standard for figuring out valuations for early stage startups. It's really at the discretion of the investors to set the stage for negotiating the valuation. Founders always want a higher valuation, Investors typically want the best deal. I have relationships with various investors in this space and many friends who are also Founders / CEO's of their startups. I arrived at the $3m premoney valuation by simply getting feedback from multiple investors and other Founders who are raising / have raised money recently as to what they believed we should be valued at currently. They each took into consideration our experience as a team, where we are with the product and how much time we've invested into Wellhub.

What's your biggest risk?

The main risk that we don't get to market fast enough and lose enough market share to slow us down from scaling to the point we would like to be in 3-5 years. The hard part in the enterprise software space is that companies are tied up in contacts for 2-3 years at a time, sometimes longer. So we can come along and have the greatest product ever, but if they are tied up, we can close that deal until their contract ends. Luckily, this space is huge and there are plenty of companies for us to work with. Of course, everyone wants to work with the big names but in the end they all pay the same.

Why did you choose to crowdfund instead of traditional investment?

We see ourselves as innovators and therefore we're always looking for new and creative ways to challenge what's been done historically. Crowdfunding is quickly becoming one of the most popular methods of raising money today. We also wanted to give the industry a chance to invest in our success and have skin in the game.

What market validation do you have?



Our managing team has over 3 decades of combined experience in this space and intrinsically understand the market, customers and their needs. Rather that relying solely on our experience, we decided to meet with 25 mid to large sized E&P's over the past year to get feedback regarding their current data issues, tech initiatives and to gather feedback on not only what we are building, but how and in what order we are building it.

What feedback to do you have from potential customers?

At the beginning of 2017, we all sat down and really wanted to hash out our development schedule and figure out the order in which things needed to be developed and why. We decided that despite all of our real world experience, we needed to get a feel for the market at this exact point in time and get feedback to help us prioritize our development. We met with 25 E&P's who would be ideal customers to figure out exactly what systems they are currently using, what their current pain points are, what software initiatives they have coming up, what is important to them and really what are they looking to invest in. The consensus was the same across the board and we were able to determine the lowest hanging fruit. Issues with reporting and data visualization for consumption was an issue across the board that all companies were looking to fix. We decided that our MVP would connect into existing legacy systems via REST API and pull all data they need into a centralized location where they can view their data on dashboards and be able to generate the types of reports that they would like. This allows them to avoid running SQL queries to generate reports and having to constantly pull data from multiple sources to mash it up into an excel document for visualization. So not only are we able to get our foot in the door by addressing a universal need but we also won't be considered a threat to their existing systems at first. Trying to come in and replace multiple systems, let alone even one, is a hard task. That's exactly what we did with GDS Ware and lost a lot of deals that way. We can get our foot in the door, build trust and eventually scale from there.

How many exits have there been in this space recently?

P2 Energy Systems was acquired by Advent International in 2013 for $780m

Merrick Systems was acquired by P2 Energy Systems in 2014 for ~$130m

Quorum Business Solutions was acquired by Private Equity Firm, Silver Lake, for $310m in 2014.

What is your exit strategy for your investors?

I think the question here really becomes how large of an acquisition and in what time frame. The acquisitions we've seen in this space are usually around 4.5 to 5 times annual recurring revenue. Ideally, if we are capable of scaling quickly, we would like to see an exit in about 5 years. Our team has agreed that we wouldn't want to sell for anything less than $100mm as I think we have the potential to scale to the point to where we can sell for $500mm+. Of course, this decision isn't 100% left up to the founders. As we take more VC, we have less say in when we can sell and sometime investors can force a sell once you hit a predetermined valuation.

What types of companies would want to acquire Wellhub?

We believe Wellhub would be an ideal acquisition target for a service company such as GE Oil & Gas, who has shown an interest in becoming the 'digital service company'. Also, 2 out of the 3 large exits within the past few years were by PE Firms.

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Wellhub, Inc.

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